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                              February 23, 2024

       Carmine Stengone
       Chief Executive Officer and President
       Contineum Therapeutics, Inc.
       10578 Science Center Drive, Suite 200
       San Diego, California 92121

                                                        Re: Contineum
Therapeutics, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
15, 2024
                                                            CIK No. 0001855175

       Dear Carmine Stengone:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 7, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Business
       Our PIPE-791 Phase 1 Healthy Volunteer Trial, page 122

   1. We note the newly included statement on page 123 that the primary and secondary objectives were
"successfully characterized." Please revise to clarify whether this is intended to mean that
the primary and secondary objectives were met.
              Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
       Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.
 Carmine Stengone
Contineum Therapeutics, Inc.
February 23, 2024
Page 2

                                            Sincerely,
FirstName LastNameCarmine Stengone
                                            Division of Corporation Finance
Comapany NameContineum Therapeutics, Inc.
                                            Office of Life Sciences
February 23, 2024 Page 2
cc:       Jeffrey Thacker, Esq.
FirstName LastName